[Letterhead Silicon Valley Law Group]

December 27, 2006

VIA FEDERAL EXPRESS; FILED VIA EDGAR – CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Song Brandon, Esq.

Division of Corporate Finance

Mail Stop 0610

Re:

Human BioSystems

Schedule 14A

Filed December 19, 2006

File No. 0-28413

Dear Ms. Brandon:

On behalf of Human BioSystems, a California corporation (the “Company”), we have been authorized to present the following responses to that certain letter from the Staff dated December 22, 2006 (the “Comment Letter”), relating to the preliminary Proxy Statement on Schedule 14A (“the Proxy Statement”) filed by the Company with respect to the Company’s Annual Meeting of Shareholders.

The Staff’s comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Proxy Statement on Schedule 14A

Proposals Three and Four:  Approval for Increase in Authorized Amount of Capital Stock

1.

For each of the proposals referenced above, please indicate your current intentions or understandings to issue the additional authorized shares of common stock and preferred stock that will result if these proposals are approved by shareholders.  If you have no current intentions or understandings to issue the additional authorized common stock or preferred stock other than as provided in the document, please provide a statement to that fact for each proposal.

We have confirmed with the Company that it has no current intention or understanding to issue the additional authorized shares of common stock or preferred stock if approved by shareholders.  Statements to this effect have been added to the discussions of Proposal Nos. 3 and 4.

Proposal 5:  Approval to Increase Board Membership

2.

Please disclose any current intentions or plans to nominate any particular individual or individuals to the board if the proposal is approved.  If you have no current intentions or understandings to nominate any particular individual or persons, please provide a statement to that fact.

We have confirmed with the Company that it has no current intention, plan or understanding to nominate any particular individual or persons to the Board if this proposal is approved.  A statement to this effect has been added to the discussion of Proposal No. 5 in the Proxy Statement.

We hereby enclose one clean and one marked copy of the revised Proxy Statement.  The revised Proxy Statement also contains new Internet voting requirements.

Pursuant to your request, a written statement from the Company is enclosed herewith.

Thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.   As the Company intends to hold its Annual Meeting on January 26, 2007, it would be of great assistance if the mailing of these proxy materials could occur as soon as possible.

.

Very truly yours,

SILICON VALLEY LAW GROUP

A Law Corporation

By:Cathryn S. Gawne

     Cathryn S. Gawne, Esq.

cc:  Mr. Harry Masuda